                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT



                            Pursuant to Section 15(d)
                     Of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1999

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES



                                  NISOURCE INC.
                              801 East 86th Avenue
                           MERRILLVILLE, INDIANA 46410







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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President of Finance and Strategy, who is a Member of the Benefits Committee, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Bay State Gas Company
Savings Plan for Operating Employees






BY:     /s/ Scott C. MacDonald
        ------------------------------------
        Vice President, Finance and Strategy
        Bay State Gas Company


Date:   June 28, 2000

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BAY STATE GAS COMPANY
SAVINGS PLAN FOR OPERATING EMPLOYEES

Financial Statements and Schedule
As of December 31, 1999 and 1998
Together With Auditors' Report












Employer Identification Number 04-3442797
Plan Number 011



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                              BAY STATE GAS COMPANY
                                  SAVINGS PLAN

                             FOR OPERATING EMPLOYEES


                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

                           (EIN: 04-2548120, PLAN 011)



                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits as of
       December 31, 1999 and 1998
    Statements of Changes in Net Assets Available for Benefits  for the Years
       Ended December 31, 1999 and 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE:
    Schedule of Assets Held for Investment Purposes as of December 31, 1999



                                       1




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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
Bay State Gas Company
Savings Plan for Operating Employees:


We have audited the accompanying statement of net assets available for benefits of the BAY STATE GAS COMPANY SAVINGS PLAN FOR OPERATING EMPLOYEES as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of BAY STATE GAS COMPANY SAVINGS PLAN FOR OPERATING EMPLOYEES as of December 31, 1998 were audited by other auditors whose report dated June 11, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Arthur Andersen LLP

Boston, Massachusetts
June 28, 2000



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                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

                           (EIN: 04-2548120, PLAN 011)



                                                   1999                 1998
                                                   ----                 ----
ASSETS:
    Investments (Note 3)                        $20,928,682         $18,569,950
    Company contribution receivable                  42,050              38,583
                                                -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS               $20,970,732         $18,608,533
                                                ===========         ===========


               The accompanying notes to financial statements and schedule are an integral part of these statements.


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                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES



           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                           (EIN: 04-2548120, PLAN 011)



                                                1999                  1998
                                                ----                  ----
ADDITIONS:
    Investment income-
       Interest and dividends                $ 842,351             $ 640,377
       Net appreciation in investments          65,296             1,415,046
                  Total investment income      907,647             2,055,423
                                           -----------           -----------
    Contributions-
       Participants                          2,382,604             1,847,027
       Company                                 318,539               343,386
                  Total contributions        2,701,143             2,190,413
                                           -----------           -----------

DEDUCTIONS                                  (1,239,435)             (947,821)
Benefits paid to participants
Administrative expenses                         (7,156)               (5,572)
                                           -----------           -----------
Net increase                                 2,362,199             3,292,443

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                       18,608,533            15,316,090
                                           -----------           -----------
    End of year                            $20,970,732           $18,608,533
                                           ===========           ===========



               The accompanying notes to financial statements and schedule are an integral part of these statements.



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                              BAY STATE GAS COMPANY
                                  SAVINGS PLAN
                             FOR OPERATING EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

                           (EIN: 04-2548120, PLAN 011)



1.    DESCRIPTION OF THE PLAN

      The following brief description of the Bay State Gas Company Savings Plan for Operating Employees (the "Plan") is provided for general information based on the provisions of the Plan in effect on December 31, 1999, and during the periods covered by the financial statements. Participants should refer to the Plan document for a more complete description of the Plan.

      GENERAL

      The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is available to all employees of the company who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan are eligible for participation.

      PLAN ADMINISTRATION

      The Bay State Gas Company Benefits Committee (the "Committee"), which is comprised of three to five individuals selected by the President of the Company, serves as administrator and sponsor of the Plan as those terms are used in ERISA. Merrill Lynch Trust Company (the "Trustee") holds all the Plan's assets and executes all investment transactions.

      CONTRIBUTIONS

            EMPLOYEE

      Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into a salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $10,000 per year in 1999 and 1998. A participant's eligible compensation for any given year consists of straight time wages, including shift differentials, Saturday/Sunday wages, including premiums, compensation paid or accrued. All overtime, bonuses, supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

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            EMPLOYER MATCHING

      Company contributions begin on the first day of the next month after completion of a 12-month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. The company makes contributions to the Plan in accordance with the terms of contracts negotiated with the various unions representing Company employees. For certain employees, the Company makes no contribution. For other employees, the Company makes contributions equal to 2.5% to 3.5% of eligible compensation.

      ROLLOVERS TO/FROM OTHER QUALIFIED EMPLOYER PLANS

      The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan or to transfer plan assets to another qualified employer retirement plan. These amounts are reflected in participant contributions/distributions in the accompanying statements of changes in net assets available for benefits.

      INVESTMENT OPTIONS

      There are ten investment alternatives available for the investment of contributions to the Plan. Participants may invest their contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions among the funds through direct communication with the Trustee on a daily basis.

      VESTING

      The interest of a participant or a former participant in all of his or her contribution accounts, including the Company matching portion, shall at all times be nonforfeitable and fully vested.

      PARTICIPANT LOANS

      Loan provisions in the Plan enable participants to borrow against the tax-deferred balances in their accounts in accordance with the following guidelines:

      Minimum Limit - the minimum amount for any loan is $1,000

      Maximum Limit - subject to the legal limit described below, the maximum amount, including the aggregate outstanding balances of existing Plan loans, is 100% of the following of the Participant's Accounts in the priority order as follows: Employee Pre-Tax Account, Employer Match Account, Prior Company Account, Rollover Account, Prior After-Tax Account.

      Legal Maximum Limit - the maximum a Participant may borrow, including the aggregate outstanding balances of existing Plan loans, is 50% of his or her vested Account balance, not to exceed $50,000. The $50,000 maximum is reduced by the Participant's highest aggregate outstanding Plan loan balance during the 12-month period ending on the day before the Sweep Date as of which the loan is made.

      Maximum Number of Loans - A participant may have a maximum of two loans outstanding at any given time.

      The repayment period may not exceed five years.

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      During the 1999 plan year, the interest rate on participant loans range from 8.75% to 9.5%.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid. Participant's are entitled to certain withdrawals from the Plan. Participants should refer to the Plan document for a more complete description of payment options and requirements.

      ADMINISTRATIVE EXPENSES

      Certain administrative expenses of the Plan are paid by the Company. Other expenses of the Plan such as investment manager fees and broker fees are paid by participants. The Plan charges loan processing fees to the account of each participant borrowing from the plan.

      VOTING RIGHTS OF COMPANY COMMON STOCK FUND PARTICIPANTS

      Each participant in the Company Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares), represented by the value of the participant's interest in the Company Common Stock Fund. For shares which the Trustee receives no voting or tendering instructions from Participants or Beneficiaries, the Administrator shall instruct the Trustee with respect to how to vote or tender such shares and the Trustee shall act with respect to such shares as instructed.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      METHOD OF ACCOUNTING

      The financial statements of the Plan were prepared on the accrual basis of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments in the AIM Constellation Fund, BGI S&P 500 Stock Fund, LifePath Funds, Company Stock and the Templeton Foreign Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

      The Stable Value Fund held Guaranteed Investment Contracts ("GICs") that matured by December 31, 1999. The matured contract amounts were invested in the Merrill Lynch Income Accumulation Fund. The Merrill Lynch Income Accumulation Fund, is stated at market value which is based on the fair value of its underlying securities as follows: GICs and


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      synthetic GICs, which are all benefit responsive, are stated at contract value, publicly traded U.S. Government notes and bonds are stated at quoted market value and money market securities are stated at cost which approximates fair value.

      Participant loans are valued at cost, which approximates fair value.

      Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      The net appreciation in fair value of investments consists of realized gains or losses and unrealized appreciation in the fair value of such investments.

      DISTRIBUTIONS

      Benefits paid to participants are based upon the fair value of each participant's investment account as of the date of distribution.

      ADOPTION OF STATEMENT OF POSITION 99-3

      The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets at December 31:

                                                 1999               1998
                                                 ----               ----

      NiSource Inc. Common Stock Fund         $4,136,270         $6,281,048
      BGI S&P 500 Stock Fund                   5,466,797                 --
      Masterworks S&P 500 Stock Fund                  --          3,884,260
      Bay State Gas Stable Value Fund                 --          2,186,604
      Merrill Lynch Income Accumulation Fund   2,332,130                 --
      Templeton Foreign Fund                   2,221,387          1,536,967
      Merrill Lynch Life Path 2040 Fund        1,148,492            671,308
      Aim Equity Constellation Fund            3,262,960          2,072,548

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      During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                 1999                1998
                                                 ----                ----

Mutual funds                                 $ 1,809,032           $520,105
Common/Collective Trusts                         341,020            257,941
Common Stock Funds                            (2,084,756)           636,833
                                             -----------         ----------
                     Total                      $ 65,296         $1,415,046
                                             ===========         ==========


4.    PARTY-IN-INTEREST TRANSACTIONS

      The Trustee is a party in interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party in interest. In 1999 and 1998, fees paid to the Trustee by the Plan were $7,156 and $5,572, respectively.


5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to his or her account will continue to be nonforfeitable.


6.    TAX STATUS

      The Internal Revenue Service has issued a determination letter dated November 19, 1996, stating the Plan is qualified under applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


7.    SUBSEQUENT EVENT

      The Plan has been amended subsequent to December 31, 1999 to include a new collective bargaining unit.





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                                                                       SCHEDULE
                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

                           (EIN: 04-2548120, PLAN 011)



             IDENTITY OF ISSUER/                                       MARKET
         DESCRIPTION OF INVESTMENT                                     VALUE
--------------------------------------------------------------------------------
*NiSource Inc. Common Stock Fund                                   $ 4,136,270
*Merrill Lynch Life Path Income Fund                                    87,863
*Merrill Lynch Life Path 2010                                          420,452
*Merrill Lynch Life Path 2020                                          479,870
*Merrill Lynch Life Path 2030                                          416,596
*Merrill Lynch Life Path 2040                                        1,148,492
*Merrill Lynch Income Accumulation Fund                              2,332,130
BGI S&P 500 Stock Fund                                               5,466,797
AIM Equity Constellation Fund                                        3,262,960
Templeton Foreign Fund                                               2,221,387
*Loans to participants (range of interest rates is 8.75%
  to 9.5%)                                                             955,865
                                                                  ------------
                     Total                                        $ 20,928,682
                                                                  ============











                        *Party-in-interest transactions.



               The accompanying notes to financial statements and
                 schedule are an integral part of this schedule.